      As filed with the Securities and Exchange Commission on November 19, 1996
                           Registration No. 333-4711


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                              --------------------

                                 AMENDMENT NO. 2
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                              --------------------
                     COMMUNICATION INTELLIGENCE CORPORATION
             (Exact name of Registrant as specified in its charter)

                Delaware            275 Shoreline        94-2790442
            (State or other        Drive, Suite 520      (I.R.S.
            jurisdiction of       Redwood Shores, CA     employer
            incorporation or            94065            identificati
             organization)          (415) 802-7888       on number)
   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                              --------------------

                                    James Dao
                                    Chairman
                     Communication Intelligence Corporation
                         275 Shoreline Drive, Suite 520
                            Redwood Shores, CA 94065
                                 (415) 802-7888

 (Name, address, including zip code, and telephone number, including area code, of Registrant's agent for service)

                               -------------------

    Copies of all communications, including communications sent to agent for service, should be sent to:

                             James M. Coughlin, Esq.
                             Baer Marks & Upham LLP
                                805 Third Avenue
                            New York, New York  10022
                                 (212) 702-5700
--------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

-------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


-------------------
CALCULATION OF REGISTRATION FEE

                                    Proposed        Proposed
                      Amount        Maximum          Maximum       Amount of
  Title of Shares     to be     Aggregate Price     Aggregate    Registration
       to be        Registered     Per Share      Offering Price     Fee
    Registered

 Common Stock,      5,737,500       $4.94(1)       $28,343,250      $9,774(2)
 $.01 par value

 Common Stock,        630,000        4.32(3)         2,721,600         939(2)
 $0.01 par value




(1)For purposes of calculating the registration fee pursuant to Rule 457(c), such amount is based upon the average of the high and low sale price of the Registrant's Common Stock on May 21, 1996.

(2)Previously paid.

(3)For purposes of calculating the registration fee pursuant to Rule 457(c), such amount is based upon the average of the high and low sale price of the Registrant's Common Stock on July 8, 1996.



          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

                    Subject to completion, dated November 19, 1996


PROSPECTUS

                         6,367,500 Shares of Common Stock

                      COMMUNICATION INTELLIGENCE CORPORATION


This prospectus (the "Prospectus") relates to the offer and sale (the "Offering") by certain securityholders (the "Selling Securityholders") of Communication Intelligence Corporation, a Delaware corporation (together with its consolidated subsidiaries, the "Company" or "CIC"), of 6,367,500 shares (the "Shares") of the Company's Common Stock, $.01 par value (the "Common Stock"). The Company will not receive any proceeds from the sale of the Shares offered hereby. In addition, the Company is bearing all costs relating to the registration of the Shares, except that the Selling Securityholders shall bear all selling commissions or discounts incurred by them in connection with the offer and sale of the Shares and all of their legal fees and expenses. This Registration Statement has been prepared in accordance with certain agreements between the Company and the Selling Securityholders.

The Common Stock is quoted on The Nasdaq SmallCap Market under the symbol "CICI." On November 11, 1996, the last reported sale price of the Common Stock as reported on The Nasdaq SmallCap Market was $2 1/4 per share.


The Shares offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 2.



    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION PASSED UPON THE ACCURACY
                       OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                           ___________________________

            THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR
                A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES
                    IN ANY STATE TO ANY PERSON TO WHOM IT IS
                       UNLAWFUL FOR THE SELLING SECURITY-
                          HOLDERS TO MAKE SUCH OFFER OR
                                  SOLICITATION


     The Selling Securityholders and any other person participating in the distribution of the Shares offered hereby will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, including Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Shares.

     The Shares offered hereby may be offered and sold from time to time pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") by the Selling Securityholders in one or more transactions on The Nasdaq SmallCap Market, in negotiated transactions, or a combination of such transactions. The Shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares directly to purchasers or through underwriters or broker-dealers who may act as agents or principals. Such underwriters and broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agent or to whom they sell as principal or both. The compensation received by a particular underwriter or broker-dealer may be in excess of customary compensation.


                The date of this Prospectus is November       , 1996.



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                  RISK FACTORS

     The Shares offered hereby involve a high degree of risk. Prior to making an investment decision, prospective investors should carefully consider the following risk factors in addition to the other information contained elsewhere or incorporated by reference in this Prospectus relating to the business of the Company and this Offering.


Continuing Losses; Prior Bankruptcy


     In each year since its inception the Company has incurred losses. In the three-year period ended December 31, 1995, these losses aggregated approximately $25 million, and the Company's accumulated deficit at that date was approximately $48 million. During the nine months ended September 30, 1996, the Company incurred a loss of approximately $4.4 million. In 1994, the Company filed a voluntary petition for reorganization and protection under the federal bankruptcy code and later that year emerged from bankruptcy proceedings. Revenues from sales or licensing of the Company's products to date have not been significant. The Company is likely to incur additional losses, which could be substantial, unless it is successful in achieving significant commercial acceptance of its products. In view of the emerging nature of the markets for pen-based computing and the uncertainties that exist concerning the ability of the Company to achieve such commercial acceptance, there can be no assurance that the Company will be able to achieve or sustain significant revenues or any level of profitability.



Uncertainty of Market Acceptance

     The markets for pen-based computing are relatively new. Since its inception, the Company has been primarily engaged in research and development of its core technology for handwriting recognition and related products, with the goal of identifying and satisfying the requirements of this emerging market.
The Company's marketing strategy depends significantly on the Company's ability to establish distribution, licensing, product development and other strategic relationships with major computer companies, and on the willingness and ability of these companies to promote the Company's technology and products to address the requirements of this emerging market. In addition, the Company's marketing strategy also includes marketing to corporations for their internal needs. There can be no assurance that the Company's technology and products will ever achieve significant market acceptance. Moreover, even if the Company's core technology and current products are accepted and successfully marketed, new concepts in pen-based or other data input technology may be introduced by competitors, which could have a material adverse impact on the Company's business, results of operations and prospects.


Potential Need for Additional Financing


     The Company believes that its existing cash, cash equivalents and short-term investments, aggregating $4.4 million at September 30, 1996, will be sufficient to fund the Company's operations in the short-term. Thereafter, unless the Company has significantly increased its revenues, it will require additional funding. Such additional funds may not be available when needed or on terms acceptable to the Company. Any future issuance by the Company of any equity or convertible securities may substantially dilute the interest of the Company's then-existing shareholders. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its marketing and development efforts, which would have a material adverse effect on the Company's business, result of operations and prospects.


Technological Change and Competition

     The computer industry is characterized by rapid technological change and frequent introductions of new products and product enhancements. Because the market for pen-based computing is relatively new, the Company believes that pen-based products and underlying technologies will be subject to particularly rapid change as market demands emerge and evolve. There can be no assurance that the Company will be able to develop new products and enhance existing products in a timely manner in response to changing market demands.

     The competition to develop technologies and related products in the markets for pen-based computing is intense. A significant number of companies have publicly announced the development or commercial introduction of pen-based computer products and the Company anticipates that additional companies will enter this market. Many of the Company's competitors and potential competitors have significantly greater financial, technical and marketing resources than the Company. In addition, competitors of the Company include certain of the Company's current and potential strategic partners and customers, who are developing or acquiring alternative products and technologies to those offered by the Company. There can be no assurance that the Company will be able to compete successfully against these competitors. Moreover, there can be no assurance that the companies with whom the Company establishes distribution, license, product development or other strategic relationships will not choose to market technologies and products which they develop internally or acquire from third parties other than the Company.

Dependence on Key Personnel

     The success of the Company is highly dependent on the services of key members of the Company's management. The loss of the services of one or more key personnel, in particular James Dao, founder, Chairman and Chief Executive Officer could have a material adverse effect on the Company. None of the Company's employees has an employment contract with the Company. The Company's success will also depend on its ability to attract and retain additional highly skilled personnel in all areas of its business. The competition for qualified personnel in the computer industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such key personnel.


Dependence on Distributors and Strategic Relationships


     The Company's strategy to commercialize its products and achieve market acceptance focuses in large part on the development of distribution, licensing, marketing and other strategic relationships with a limited number of leading computer companies, including computer manufacturers, operating system software vendors and independent software vendors. Through these relationships, the Company seeks to establish its handwriting recognition and related technologies as industry standards and achieve market acceptance of the Company's products and technologies. The Company's strategic partners generally have made no contractual commitments to continue to utilize or sell the Company's technologies or products. Moreover, certain of the companies with which the Company has established or may seek to establish a strategic relationship are concurrently engaged in the development or marketing of competing technologies and products that they have developed internally or acquired from third parties. In the event one or more of the Company's strategic partners should terminate their relationship with the Company, or the Company is unable to establish strategic relationships with additional companies that offer marketing opportunities for the Company, there is a significant risk that the Company's business and operating results will be materially adversely affected.



Intellectual Property and Proprietary Rights

     The Company relies on a combination of patent, copyright and trademark laws, trade secrets and contractual provisions to protect its proprietary rights in software products. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of certain countries in which the Company's products are licensed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The Company's licensees and distributors have had access to proprietary information of the Company, and there can be no assurance that the measures taken by the Company to protect its technology and other proprietary information will adequately protect against the improper use of such information. Because of the rapid evolution of technology and uncertainties in intellectual property law in the United States and internationally, there can be no assurance that the Company's current or future products will not be subject to third-party claims of infringement. Any litigation to determine the validity of any third-party claims could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is resolved in favor of the Company. In the event of an adverse result in any such litigation, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject to the litigation. There can be no assurance that the Company would be successful in such development or that any such licenses would be available on commercially reasonable terms, if at all.


Joint Venture in People's Republic of China


     The Company owns 79% of a joint venture (the "Venture") with The Ministry of Electronics of the Jiangsu Province, a provincial agency of the People's Republic of China (the "Agency"). Under the provisions of the Venture agreement, the Company is required to contribute up to $5.4 million in cash to the Venture, and to provide it with nonexclusive licenses to technology and certain distribution rights. The Agency is required to contribute certain land use rights and provide other services to the Venture. As of September 30, 1996, the Company had contributed $900,000 in cash and had provided nonexclusive licenses to technology and certain distribution rights, while the Agency had contributed certain land use rights. Certain rights and obligations with respect to land use rights are yet to be finalized. There can be no assurance that the Company will be able to fund the balance of its required cash contribution to the Venture, that the Venture will be successful in developing or selling integrated computer systems to the Chinese market or that the Company will ever be able to recover its financial commitment in the Venture. The Venture is subject to annual licensing requirements from the Chinese government, and there is no assurance its license will be renewed. Moreover, because of the legal and political systems in China, there can be no assurance that the obligations to the Company of the Chinese parties to the Venture can be enforced. Finally, the Company's investment in the Venture is subject to risks of doing business abroad, including fluctuations in the value of currencies, export duties, import controls and trade barriers (including quotas), restrictions in the transfer of funds, longer payment cycles, greater difficulty in accounts receivable collection, burdens of complying with foreign law and, particularly in the case of China, political and economic instability.
See "-- Foreign Exchange."


Dependence on Suppliers


     Currently, the Company has one supplier for each of the two customized digitizer tablets and electronic pens used in its Handwriter line of products. The Company is currently evaluating additional suppliers, but has not yet entered into any definitive supply arrangements with any other manufacturers. Although the Company believes that the customization and manufacture of the digitizer tablets and pen by other manufacturers is possible (and one of the current suppliers can supply both types of customized digitizers and pens) in the event the current suppliers were unable or unwilling to supply adequate quantities of the Company's products, such loss would likely have an adverse impact on the Company's business and results of operations, at least in the short term. See
"The Company".


Loss of Significant Customer

     During 1995, one customer, the United States Department of Commerce, through an Advanced Technology Program Co-operative Agreement accounted for approximately 25% of the Company's revenues. This program terminated in 1995 and, accordingly, the Company will not generate any revenue from this source during 1996. There can be no assurance that the Company will be able to generate sufficient revenue from other sources to compensate for the termination of this program.



Foreign Exchange

     The Company anticipates that a significant portion of its product sales in the future could occur in Asia and other foreign markets, and that the Company's operating results and cash flow will therefore be subject to foreign currency risks.


Control by Existing Stockholders


     At September 30, 1996, the Company's executive officers and directors beneficially owned approximately 36% of the Company's outstanding Common Stock, after giving effect to the exercise of outstanding options, warrants and convertible securities held by such individuals. As a result, in addition to their influence as members of the Company's management, if such individuals were to act collectively as stockholders, they would have the ability to substantially influence the election of directors and other actions by stockholders with respect to the business and affairs of the Company.

Stock Price Volatility

     The stock prices of high technology companies have in recent years experienced particularly high volatility, including at times wide price fluctuations that are unrelated to the operating performance of these specific companies. The trading price of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, announcements of new strategic relationships by the Company or its competitors, general conditions in the computer industries, or market volatility unrelated to the Company's business and operating results. The Company's Common Stock to date has had a volatile trading history.

Future Sales of Common Stock


     At September 30, 1996, the Company had approximately 42.0 million shares outstanding, of which approximately 29.3 million are freely transferable (subject in certain cases to volume and other limitations under Rule 144 under the Securities Act). The remaining 12.7 million shares (including the Shares offered hereby) are "restricted securities" within the meaning of that Rule. The Shares offered hereby, unless sold to persons who are deemed "affiliates" of the Company (as such term is defined under the Securities
Act), will be freely transferable pursuant to the Registration Statement of which this Prospectus is a part without restriction or further registration under the Securities Act. In addition, the Company's principal stockholder has the right to require the Company to register under the Securities Act approximately 7.0 million shares of Common Stock. The sale, or the availability for sale, of substantial amounts of Common Stock in the public market at any time subsequent to this Offering could adversely affect the prevailing market price of the Common Stock.


State Registration Required for Sales of Shares

     An investor may only purchase the Shares being offered hereby if such Shares are qualified for sale or are exempt from registration under the applicable state securities laws of the state in which such prospective purchaser resides. The Company is contractually obligated to use its best efforts to register the Shares under applicable state securities laws upon the request of the Selling Shareholders. As of the date of this Prospectus, no such request has been made.


No Anticipated Dividends

     The Company does not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any cash dividends in the future will be determined by the Company's Board of Directors in light of conditions then existing, including the Company's earnings, if any, financial condition and cash requirements.

Possible Delisting of Securities from Nasdaq

     The Common Stock is listed on The Nasdaq SmallCap Market. There are a number of continuing requirements that must be met in order for the Shares offered hereby to remain eligible for quotation on The Nasdaq SmallCap Market. As of the date of this Prospectus, the Company meets all of these continuing requirements. However, if the Company continues to incur substantial losses from operations and thus fails to meet these maintenance criteria, the Common Stock may be delisted from The Nasdaq SmallCap Market. In such event, trading, if any, in the Common Stock may then continue to be conducted in the over-the-counter market. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock. In addition, broker-dealers would be subject to a rule of the Commission that, if the Company fails to meet certain criteria set forth in that rule, imposes various sales practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. If the Common Stock becomes subject to this rule, the market price and liquidity thereof would be adversely affected.

                                   THE COMPANY

     CIC develops and markets natural input, computer interface, handwriting recognition, and data security technologies and products to satisfy emerging markets. These emerging markets include all areas of personal computing as well as electronic commerce and communications.

     CIC's strategic vision is to accelerate the worldwide adoption of pen computing applications through the establishment of a global, strategic business alliance network. To achieve this objective, CIC is seeking to form a series of strategic business alliances on a worldwide basis with other corporations or business entities. The Company believes that if achieved, this vision will bring the benefits of pen computing to computer users worldwide, while creating profitable opportunities both for itself and its strategic business partners. There can be no assurance that the Company will be able to establish strategic business alliances or, if established, such alliances will be profitable for the Company.

     The Company is pursuing a three-pronged revenue generation strategy for its products and services. The Company (i) licenses its products to Original Equipment Manufacturers (OEMs) and Independent Software Vendors (ISVs) who reproduce and market them in conjunction with their own products, (ii) sells its end-user products, such as the MacHandwriter and Handwriter for Windows, through independent sales representatives, distributors, strategic relationships, and corporate sales, and (iii) provides system integration services and markets CIC's pen-based business computer systems to Chinese business and government users through its 79%-owned joint venture in the People's Republic of China.


     The digitizer tablets and electronic pens used in the Company's Handwriter for Windows(R) and MacHandwriter(R) products are manufactured according to the Company's specification by CalComp, Inc. (CalComp). The Company's MANTA(TM) Digitizer and electronic pen are produced by another manufacturer. Other subcontractors manufacture templates, duplicate software, print documentation and prepare packaging for the products. The digitizer, pens and other components are packaged by a turnkey software service and shipped to customers upon the Company's instructions. If CalComp does not or is unable to meet product volume requirements, it is obligated to assist the Company in obtaining an adequate supply of digitizers and pens. Although the Company believes that the digitizer tablets could be manufactured by another supplier, in the event that either of the Company's current suppliers were unable or unwilling to supply adequate quantities for the Company's products, such a lack of supply would likely adversely impact the Company's business and results of operations, at least in the short term.

     In November 1995 and June 1996, the Company completed private placements (the "Placements") of 5.5 million shares of Common Stock at a price of $2.00 per share and 600,000 shares at a price of $4.50 per share, respectively. Pursuant to agreements entered into with investors in the Placements, the Company is registering the Shares under the Securities Act.

                                 USE OF PROCEEDS

     The Selling Securityholders will receive all of the net proceeds from the sale of the Shares offered hereby. The Company will not receive any proceeds from the sale of such Shares.


                             SELLING SECURITYHOLDERS

     The following Selling Securityholders are the holders of the number of Shares set forth opposite their respective names. The information contained in this table is presented as of the date of this Prospectus and is provided to the best knowledge of the Company. Except as described below in the footnotes, no Selling Securityholder has held any position or office or had any other material relationships with the Company within the past three years. The Shares offered pursuant to this Prospectus may be offered from time to time by the Selling Securityholders named below or their nominees. The Selling Securityholders are under no obligation to sell all or any portion of such Shares pursuant to this Prospectus. Because the Selling Securityholders may sell all or a portion of their Shares pursuant to this Prospectus, no estimate can be provided as to the amount of Shares that will be held by each Selling Securityholder following the termination of the Offering.



 Name                                     Shares Owned Prior to
 ----                                     ---------------------
                                               Offering             Shares Offered (1)
                                               -----------          ------------------
 St. Claire Option Trading, Ltd.                 125,000                  125,000

 CIC Standby Ventures, L.P.(2)                10,612,857                  500,000
 Everest Capital Fund, L.P.                      454,100                  454,100

 Everest Capital International, Ltd.             545,900                  545,900
 Continental Casualty Company                    750,000                  750,000

 Bay Harbour Partners, Ltd.                      100,000                  100,000

 Trophy Hunters, Ltd.                             75,000                   75,000
 JMG Capital Partners, L.P.                      113,000                  113,000

 Libra Investments, Inc. (3)                     244,000                  244,000
 Baxter Living Trust dated 8/21/92                60,000                   60,000

 Mary Ross Gilbert                                40,000                   40,000

 Kevin Gorman                                     25,000                   25,000
 Thomas Koch                                      25,000                   25,000

 Robert G. Morrish                                25,000                   25,000
 Ravich Revocable Trust of 1989(3)               170,500                  170,500

 Stephen Smith                                    25,000                   25,000

 Charles and Adele Thurnher Living                25,000                   25,000
 Trust
   Dated 12/7/89
 Upchurch Living Trust                            75,000                   75,000


 Name                                     Shares Owned Prior to
 ----                                     ---------------------
                                               Offering             Shares Offered (1)
                                               -----------          ------------------
 Robert Winans                                    50,000                   50,000

 Mark Zucker                                     175,000                  175,000
 BKP Partners, L.P.                            1,500,000                1,500,000

 George L. Argyros                               100,000                  100,000
 Bradford M. Freeman                             125,000                  125,000

 Romulus Holdings, Corp.                         250,000                  250,000

 Establissment Comfort                           250,000                  250,000

 Merced Partners Limited Partnership              70,000                   70,000

 Global Bermuda Limited Partnership              150,000                  150,000

 Anvil Investment Partners, L.P.                  22,000                   22,000

 Bay Harbour 90-1 Limited                         60,000                   60,000

 Cerberus Partners, L.P.                          65,000                   65,000

 Cerberus International Ltd                       45,000                   45,000

 Bruce A. Brown                                    2,000                    2,000

 Bruce A. and Judith A. Brown, as Joint Tenant    14,000                   14,000
 WROS

 Judith A. Brown                                   2,000                    2,000

 The Copernicus Fund, L.P.                        36,700                   36,700

 DOJ Overseas Corporation                         73,300                   73,300
__________________


(1) All of the Shares offered hereby were acquired by the Selling Securityholders in connection with the Placements. The gross proceeds of the Placements were $13.7 million. See "The Company."

(2) Amount shown includes approximately 3.6 million shares issuable upon exercise of warrants. Philip S. Sassower, a director of the Company, is the general partner of CIC Standby Ventures, L.P.

(3) Amount shown for Libra Investments, Inc. ("Libra") includes 237,500 shares issuable upon exercise of warrants. Libra acted as the placement agent in each of the Placements. In connection with the Placements, the Company issued to Libra warrants to purchase up to an aggregate of 237,500 shares of Common Stock and paid to Libra aggregate commissions in the amount of $610,000. In addition, in connection with the Placement in June 1996, the Company issued to Ravich Revocable Trust of 1989 (the "Trust"), as designee of Libra, warrants to purchase 30,000 shares of Common Stock. Jess M. Ravich, who controls the Trust, is an affiliate of Libra. Amount shown for the Trust includes shares issuable upon exercise of those warrants.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby are being offered on behalf of the Selling Securityholders. The Company will not receive any proceeds from this Offering.


     The Selling Stockholders have advised the Company that the sale or distribution of the Shares may be effected directly to purchasers by the Selling Stockholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions
(which may involve crosses or block transactions) (i) on any stock exchange, in the Nasdaq SmallCap Market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock. The Shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares directly to purchasers or through underwriters or broker-dealers who may act as agents or principals. Such underwriters and broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agent or to whom they sell as principal or both. The compensation received by a particular underwriter or broker-dealer may be, but are not presently expected to be, in excess of customary compensation. Those persons who act as broker-dealers or underwriters in connection with the sale of the Shares will be selected by the Selling Securityholders and may have other business relationships with, and perform services for, the Company in the ordinary course of business. A Selling Securityholder or any underwriter or broker-dealer who acts in connection with the sale of the Shares hereunder, may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any commissions received by such underwriter or broker-dealer and any profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.


     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market making activities with respect to such Shares for a period of nine business days prior to the commencement of such distribution, except under certain limited circumstances. In addition to, and without limiting the foregoing, the Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and rules and regulations thereunder, including without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Securityholders and any other such stockholders.


     The Company has agreed to pay for all of the expenses incident to the registration, offering and sale of the Shares to the public other than selling commissions or discounts of underwriters, broker-dealers or agents and legal fees and expenses incurred by the Selling Securityholders. The Company has also agreed to indemnify the Selling Securityholders and their controlling persons against certain liabilities, including liabilities under the Securities Act. The Company estimates that the expenses of the Offering to be borne by it will be approximately $65,000.

     Libra Investments, Inc. acted as placement agent in connection with the Placements of the Shares offered hereby and received fees and warrants from the Company in connection therewith.

     An investor may only purchase the Shares being offered hereby if such Shares are qualified for sale or are exempt from registration under the applicable state securities laws of the state in which such prospective purchaser resides. In addition, under these laws, Shares may generally be sold only through registered or licensed brokers or dealers in those states.

     The Company has also advised the Selling Stockholders that if a particular offer of Shares is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a Prospectus Supplement must be distributed setting forth such terms and related information as required.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock


     The Company is authorized to issue 80 million shares of Common Stock, $.01 par value per share and 10 million shares of Preferred Stock. As of September 30, 1996, approximately 42.0 million shares of Common Stock were issued and outstanding and approximately 9.8 million shares of Common Stock were reserved for issuance upon conversion or exercise of outstanding options and warrants. On September 30, 1996, there were approximately 650 shareholders of record. A high percentage of the Company's Common Stock is registered in the names of brokerage firms and depositary trusts.



     All issued and outstanding shares of Common Stock of the Company are validly issued, fully paid and non-assessable.


     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have any cumulative voting rights and holders of more than 50% of the shares of Common Stock are required to elect all of the Company's directors eligible for election in a given year. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors from time to time out of funds legally available for such purpose. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Common Stock are entitled to receive pro rata all assets available for distribution to its stockholders after payment or provision for payment of debts and other liabilities of the Company. Other than pursuant to outstanding options and warrants, there are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Common Stock.



Preferred Stock

     The Company's authorized capital stock includes 10 million shares of Preferred Stock, none of which are outstanding. The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board of Directors in resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of such series of Preferred Stock. Holders of any series of Preferred Stock, when and if issued, may have priority claims to dividends and to any distributions upon liquidation of the Company, and other preferences over the holders of the Common Stock.


Listing


     The Company's Common Stock was listed on The Nasdaq SmallCap Market on September 19, 1991 and thereafter on the Nasdaq National Market until de-listed therefrom in mid 1994. The Company re-listed its Common Stock on The Nasdaq SmallCap Market on July 1, 1996, under the symbol "CICI." Prior to such re-listing, the bid and asked quotations for Common Stock were reported on the OTC Bulletin Board under the trading symbol "CICI."

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following information, filed by the Company with the Commission pursuant to the Exchange Act, is incorporated by reference in this Prospectus:

     1. The Company's report on Form 10-K for the year ended December 31, 1995, as amended (the "1995 Annual Report").

     2. The Company's reports on Form 10-Q for each of the quarters ended March 31, June 30, and September 30, 1996.


     3.        The Company's report on Form 8-K dated June 27, 1996.

     4. The Company's report on Form 8-K dated August 8, 1996, as amended by Form 8-K/A dated August 14, 1996.


     In addition, all documents filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents). Requests for such copies should be directed to Communication Intelligence Corporation, 275 Shoreline Drive, Suite 520, Redwood Shores, CA 94065, Attention: Secretary.


                                  LEGAL MATTERS

     The validity of the Shares being offered hereby will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York.


                                     EXPERTS


     The consolidated financial statements as of December 31, 1995 and for the year ended December 31, 1995 incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of Communication Intelligence Corporation for the year ended December 31, 1995 have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.


     The consolidated financial statements and schedules of the Communication Intelligence Corporation for the years ended December 31, 1994 and 1993 appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference.

Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



                              AVAILABLE INFORMATION

        The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits and schedules thereto as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

        The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files certain periodic reports, proxy statements and other information with the Commission. Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street, Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission; offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20002.

========================================     ============================

     No dealer, salesperson or any other
person has been authorized to give any
information or to make any
representation not contained or
incorporated by reference in this                6,367,500 Shares of
Prospectus in connection with the offer              Common Stock
made hereby, and, if given or made, such
information or representation must not
be relied upon as having been authorized
by the Company.  This Prospectus does
not constitute an offer to sell or a
solicitation of an offer to buy any           COMMUNICATION INTELLIGENCE
securities other than the securities                 CORPORATION
specifically offered hereby or an offer
to sell or a solicitation of an offer to
buy in any jurisdiction in which such
offer or solicitation is not authorized
or in which the person making such offer
or solicitation is not qualified to do
so or to any person in any circumstances
                                                  ---------------------
in which such offer or solicitation is
unlawful.  Neither the delivery of this
Prospectus nor any sale made hereunder                PROSPECTUS
shall, under any circumstances, create
                                                  ---------------------
any implication that the information
contained herein is correct as of any
time subsequent to the date hereof, or
that there has been no change in the
affairs of the Company since the date
hereof.
                                                          , 1996

            TABLE OF CONTENTS

                                    Page
                                    ----


Risk Factors  . . . . . . . . . . . .  2
The Company . . . . . . . . . . . . .  8
Use of Proceeds . . . . . . . . . . .  9
Selling Securityholders . . . . . . .  9
Plan of Distribution  . . . . . . . . 11
Description of Capital Stock  . . . . 13
Incorporation of Certain Documents by
  Reference . . . . . . . . . . . . . 14
Legal Matters . . . . . . . . . . . . 14
Experts . . . . . . . . . . . . . . . 14
Available Information . . . . . . . . 15
       ___________________________






========================================     ==================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the expenses to be borne by the Company in connection with the sale and distribution of the Shares offered hereby. None of the expenses will be borne by the selling shareholders named in the Prospectus, each of which shall be borne by the Registrant. The amounts shown are estimates, except for the Securities and Exchange Commission filing fee.

Securities  and  Exchange  Commission

  Filing Fee  . . . . . . . . . . .         $10,713
Legal Fees and Expenses . . . . . .         $30,000
Accounting Fees and Expenses. . . .         $15,000
                                             ------
Miscellaneous . . . . . . . . . . .
                                            $ 9,287

     Total fees and expenses  . . .         $65,000
                                             ------



Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law, among other things, and subject to certain conditions, authorizes the Company to indemnify its officers and directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such an officer or director. The Certificate of Incorporation, as amended, and By-laws of the Company provide for indemnification of its officers and directors to the full extent authorized by law.

     Except as hereinafter set forth, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

     Article IX and Article X of the Corporation's Articles of Incorporation provide as follows:

     "The Corporation shall, to the fullest extent to which it is empowered to do so by the Delaware General Corporation Law or any other applicable laws as may from time to time be in effect, indemnify any present or former director or officer of the Corporation or any person who may have served at the request of the Corporation as a director or officer of another corporation in which the Corporation owns shares of capital stock or of which it is a creditor, against all expenses or costs actually and necessarily incurred by the director or officer in connection with the defense of any action, suit or proceeding to which he or she is made a party by reason of being or having been a director or officer. The indemnification herein provided shall also cover expenditures incurred in good faith in anticipation of, or in preparation for, threatened or proposed litigation. It shall also cover the good-faith settlement of any action, suit or proceeding, whether formally instituted or not. No indemnification may be authorized for any officer adjudicated to be liable for negligence or misconduct in the performance of his or her corporation duties. No indemnification may be authorized for any director adjudicated to be liable for misconduct in the performance of his or her corporate duties. The indemnification herein provided shall not be deemed exclusive of any other rights to which a director or officer may be entitled under any by-law, agreement, vote of stockholders, or otherwise. Further, if any provision of this Article shall be held to be invalid or unenforceable, the validity and enforceability of the remaining provisions shall not in any way be affected or impaired."

     "Notwithstanding any provision of the Articles of Incorporation or By-Laws of this Corporation to the contrary, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for an act or omission in the director's capacity as a director, except for liability for
(i) any breach of a director's duty of loyalty to the Corporation or its stockholders, (ii) an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) any transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, (iv) an act or omission for which the liability of a director is expressly provided for by statute, or (v) an act related to an unlawful stock repurchase or payment of a dividend.

     If the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation of personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification. Further, if any provision of this Article shall be held to be invalid or unenforceable, the validity and enforceability of the remaining provisions shall not in any way be affected or impaired."


Item 16.  Exhibits

     The following exhibits are being filed herewith:

             Exhibits



               *5.1    Opinion of Baer Marks & Upham LLP.

              *23.1 Consent of Baer Marks & Upham LLP (contained in their opinion constituting Exhibit 5.1).

               23.2    Consent of Price Waterhouse LLP, Independent Accountants

               23.3    Consent of Ernst & Young LLP, Independent Auditors

              *24.1    Power of Attorney

________________________
*  Previously filed.

Item 17.  Undertakings

     The Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

     (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (3) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

     (5) That for purposes of determining any liability under the Securities Act each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, State of New York, November 18, 1996.



                              COMMUNICATION INTELLIGENCE
                              CORPORATION



                              By:/s/ James Dao
                              ---------------------------------------
                                James Dao, Chairman of the Board and
                                  Chief Executive Officer





          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                Signature               Title                   Date
                ---------               -----                   ----


             *                   Director                    November 18, 1996
------------------------------
     George P. Clayson III


             *                   Vice President,             November 18, 1996
------------------------------
        Francis V. Dane          Secretary and
                                 Treasurer
                                 (Principal
                                 Financial and
                                 Accounting
                                 Officer)


             *                   Chairman of the             November 18, 1996
------------------------------
           James Dao             Board and Chief
                                 Executive Officer
                                 (Principal
                                 Executive Officer)


               *                 Director,                   November 18, 1996
------------------------------
       Michael McFarland         President and
                                 Chief Operating
                                 Officer



               *                 Director                    November 18, 1996
------------------------------
        Philip Sassower

               *                 Director                    November 18, 1996
------------------------------
       Donald R. Scheuch



               *                 Director                    November 18, 1996
------------------------------
        Chien-Bor Sung




*By /s/ Francis V. Dane
    --------------------------
    Attorney-in-Fact

                          Index to Exhibits filed with
                         Form S-3 Registration Statement



           Exhibit                                                       Page
           -------                                                       ----
           Number                       Description                     Number
           ------                       -----------                     ------


            *  5.1           Opinion of Baer Marks & Upham LLP

            *  23.1          Consent of Baer Marks & Upham LLP
                             (contained in their opinion
                             constituting Exhibit 5.1).

              23.2           Consent of Price Waterhouse LLP,
                             Independent Accountants

              23.3           Consent of Ernst & Young LLP,
                             Independent Auditors

            * 24.1           Power of Attorney

        ____________________

        *  Previously filed